Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) Canada J0A 1B0
Telephone: (819) 363-5100
Fax: (819) 363-5155
www.cascades.com

Cascades Appoints Allan Hogg Vice-President,

Finance and Treasury

Kingsey Falls (Québec), August 7, 2008 – Mr. Alain Lemaire, President and Chief Executive Officer of Cascades Inc. (CAS on the Toronto Stock Exchange), is pleased to announce the appointment of Mr. Allan Hogg as Vice-President, Finance and Treasury.

Mr. Hogg holds a Bachelor of Business Administration in Accounting, is a member of the Order of Chartered Accountants of Québec and has been in the employ of Cascades since 1990.  Over the years, Mr. Hogg has held numerous positions, one of which is Director of Finance and Treasury. In his new functions, Mr. Hogg will retain his position as Treasurer of the company and will continue reporting to Mr. Christian Dubé, Vice-President and Chief Financial Officer.

Cascades congratulates Mr. Allan Hogg on his nomination, which confirms the key role he plays in the financial management of the company and in our relations with our financial partners.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14,000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For more information :

Media	Source
Mr. Hubert Bolduc	Mr. Alain Lemaire
Vice-President, Communications and Public	President and Chief executive Officer
Affairs	Cascades Inc.
Cascades Inc.
Cell: 514-912-3790